UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  April 17, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 8.  Certain Unregistered Sales of Equity Securities

On April 17, 2020, Contact Gold Corp. (the "Company") announced an increase to the proposed size of a previously announced non-brokered private placement (the "Offering"). The Offering was increased from 7,500,000 units ("Units") to a maximum of 12,500,000 Units, with no change to the $0.10 price per Unit (the "Offering Price"), for revised gross proceeds of up to $1,250,000.

Each Unit will consist of one common share of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.15 per share for a period of 24 months from the closing date (the "Expiry Date").  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSX Venture Exchange (the "TSXV") at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

Net proceeds of the Offering are expected to be used to undertake further drilling at Contact Gold's Green Springs & Pony Creek gold projects located in Nevada, and for general working capital.

The offered securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and may not be offered or sold to, or for the account or benefit of, any person in the United States or any "U.S person", as such term is defined in Regulation S under the Securities Act, absent registration or an applicable exemption from registration requirements. Offers and sales in the United States will be limited to institutional accredited investor.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The securities issued pursuant to the Offering will be subject to a four month and one day statutory hold period in Canada, and are also deemed to be "restricted securities" under Rule 144 of the Securities Act, which generally requires a one-year hold period. Completion of the Offering is subject to the receipt of all necessary approvals, including the conditional approval of the TSXV.

Certain persons may be eligible to receive finder fees, payable in cash, in connection with the Offering.

Closing of the Offering is expected to occur on or about April 22, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  April 20, 2020

EXHIBIT INDEX

Exhibit	Description

15.1	News Release dated April 17, 2020